Credit Suisse Trust - Global Small Cap Portfolio

Policies with respect to security investments
Y
The fund may invest up to 20% of its net assets in emerging markets securities. The principal risks associated with such investments include foreign securities risk and market risk. These risks are discussed in further detail in the Prospectus under "A Word About Risk." Additional risks include currency, information and political risks, and are discussed further under "Risk Factors."



Credit Suisse Trust - Blue Chip Portfolio

: Policies with respect to security investments
Y
Effective June 1, 2005, the portfolio's investment strategy changed to a quantitative approach. While the portfolio's policy of investing at least 80% of its net assets in equity securities of U.S. "blue chip" companies will not change, these securities will be selected using proprietary quantitative stock selection models rather than the more traditional fundamental analysis approach.